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                              June 28, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 21, 2024
                                                            File No. 333-279394

       Dear Ismini Panagiotidi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Dividend Policy, page 47

   1. Please revise your disclosures related to the dividends that you expect to pay during the one-year period
following the initial public offering to address the following:

                                                              Clarify the total
amount of the dividends you expect to pay during the one-year period and whether
the Series A will participate in the expected dividend on an as-
                                                            converted basis.
                                                              If the Series A
will participate, disclose the amount of the total dividend payment that would be allocable
to Ismini Panagiotidi, as a common shareholder and the sole
                                                            holder of the
Series A, assuming the mid-point initial public offering price.
 Ismini Panagiotidi
Icon Energy Corp.
June 28, 2024
Page 2
             State whether your dividend policy is reflected in any written policies of the company.
             Describe whether Ismini Panagiotidi will have the ability to influence the dividend policy by virtue of her role as Chief Executive Officer and her ownership of common,
           Series A and Series B shares.

      Provide the disclosures requested above, as applicable, in the Summary, Risk Factors,
      Dividend Policy, and Related Party Transactions sections.
Exhibits

2. Please instruct your counsel to revise the opinion to include the preferred share purchase right or tell us why you do not believe you are required to do so. Refer to Staff Legal
      Bulletin No. 19 and Question 116.16 of Securities Act Forms Compliance and Disclosure
      Interpretations.
3. Please update your fee table to reflect the preferred share purchase right.
       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameIsmini Panagiotidi
                                                             Division of
Corporation Finance
Comapany NameIcon Energy Corp.
                                                             Office of Energy &
Transportation
June 28, 2024 Page 2
cc:       Filana Silberberg
FirstName LastName